Exhibit 1

NEWS RELEASE	www.cameco.com	Saskatoon
All amounts in Canadian dollars		Saskatchewan
unless specified otherwise		Canada

Cameco Releases 2024 Sustainability Report

Saskatoon, Saskatchewan, Canada, June 26, 2025

Cameco (TSX: CCO; NYSE: CCJ) released its 2024 Sustainability Report today, which communicates the initiatives and key metrics that demonstrate Cameco’s progress to date and the continual advancement of our sustainability reporting.

“As a responsible company focused on creating long-term, sustainable value for all our stakeholders, we are taking the appropriate actions and making decisions to look after our employees, support our communities, and reduce our environmental impact,” Cameco President and CEO Tim Gitzel said.

Cameco is committed to transparency and accountability for quality reporting on sustainability matters to our providers of capital, customers, employees, regulators, local Indigenous Peoples, communities around our operations, and other stakeholders.

For more than 15 years, we have disclosed our sustainability performance through an extensive range of environment, safety, social, economic, and governance indicators.

Sustainability highlights from 2024 include:

•	Completing physical climate risk assessments at our U.S. operations in Nebraska and Wyoming;

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Launching a pre-trades training program for Residents of Saskatchewan’s North, where ten female students began courses on industrial and heavy-duty mechanics, carpentry, electrical, plumbing and welding;

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Removing the Port Hope legacy UF6 plant, where over 125,000 hours were spent over five years to address legacy waste inherited from historic operations — a major milestone of our Vision in Motion project;

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Achieving our goal to publish our Scope 3 emissions value and quantification method, as well as engage with value chain partners that together make up 59% of our total Scope 3 emissions, to better understand emission-reducing initiatives in our value chain;

•	Acknowledging 51% of our workforce at our northern Saskatchewan operations self-identified as Indigenous; and,

•	Celebrating that 71% of all our spending on services at our northern Saskatchewan mine sites was with northern-owned businesses.

“Looking forward, I want us to continue to safely produce uranium fuel in a way that our people are proud of. We remain committed to pursuing sustainability and providing a respectful workplace that is reflective of the communities where we operate,” Gitzel said.

In this report, Cameco has incorporated relevant Sustainability Accounting Standards Board (SASB) performance indicators and continued its progress toward integrating the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD). The report can be downloaded or read online at www.cameco.com/about/sustainability.

Cameco’s board of directors and executive team oversee the company’s sustainability strategy, execution, and reporting. In addition to SASB and TCFD, the report contains other key performance indicators that we believe have an important bearing on Cameco’s long-term sustainability, some of which are unique to our company and some of which are based on the GRI Standards framework that we used as the basis of our sustainability reporting prior to 2020. For the third year, we have obtained a third-party limited assurance report on selected performance indicators.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada. As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

Caution about forward-looking information

This news release includes statements considered to be forward-looking information or forward-looking statements under Canadian and U.S. securities laws (which we refer to as forward-looking information), including: our focus on creating long-term, sustainable value for all our stakeholders; our goals of looking after our employees, supporting our communities and reducing our environmental impact; our commitment to continual advancement of our sustainability reporting, including transparency and accountability for quality reporting on sustainability matters; our intention to continue to produce uranium fuel safely; our commitment to pursuing sustainability and providing a respectful workplace; and our engagement with value chain partners to better understand emission-reducing initiatives in our value chain. This forward-looking information is based on a number of assumptions, including assumptions regarding our ability to achieve our goals of creating long-term, sustainable value, looking after our employees, supporting our communities and reducing our environmental impact; our ability to maintain quality reporting on sustainability matters; and our ability to achieve safe production of uranium fuel, pursue sustainability and maintain a respectful workplace. This information is subject to a number of risks, including: the risk that we may be unable to achieve our goal of pursuing long-term, sustainable value or meet our uranium fuel production goals; the risk that we may not be able to maintain quality reporting on sustainability matters; and the risk that we may face unexpected challenges or delays in advancing our climate, environmental and social-related goals or that they may not achieve the intended outcomes or results. Additional assumptions and risks are detailed in the Caution About Forward-Looking Information in our Sustainability Report and our most recent annual and quarterly Management’s Discussion and Analysis. The forward-looking information in this news release represents our current views, and actual results may differ significantly. Forward-looking information is designed to help you understand our current views and may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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Investor inquiries	Media inquiries
Cory Kos	Veronica Baker
306-716-6782	306-385-5541
cory_kos@cameco.com	veronica_baker@cameco.com